UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: May 25, 2012

Commission file number 1-33867

TEEKAY TANKERS LTD.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Item 1 — Information Contained in this Form 6-K Report

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007; AND

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-159807) FILED WITH THE SEC ON JUNE 5, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: May25, 2012	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY TANKERS LTD. REPORTS

FIRST QUARTER RESULTS

Highlights

•	Declared a cash dividend of $0.16 per share for the quarter ended March 31, 2012, compared to $0.11 per share in the previous quarter.

•	Reported first quarter adjusted net income of $3.1 million, or $0.04 per share (excluding an unrealized gain on interest rate which increased GAAP net income by $1.1 million, or $0.02 per share).

•	Reached agreement to acquire 13 conventional oil and product tankers from Teekay Corporation for an aggregate purchase price of approximately $455 million.

•	Total liquidity expected to increase to $400 million upon closing of the transaction with Teekay Corporation, which is expected to occur in June 2012.

Hamilton, Bermuda, May 17, 2012—Teekay Tankers Ltd. (Teekay Tankers or the Company) today reported its first quarter results for 2012. During the quarter, the Company generated $13.6 million in Cash Available for Distribution(1), up from $9.3 million in the fourth quarter of 2011. On May 16th, 2012, Teekay Tankers declared a dividend of $0.16 per share(2) for the first quarter of 2012, which will be paid on June 5, 2012 to all shareholders of record on May 29, 2012. The first quarter dividend was calculated using the weighted average number of shares outstanding for the quarter ended March 31, 2012, a methodology that is consistent with the Company’s dividend policy.(3)

Teekay Tankers’ policy is to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required. Since the Company’s initial public offering in December 2007, it has declared a dividend in 18 consecutive quarters, which now totals $7.025 per share on a cumulative basis (including the $0.16 per share dividend to be paid on June 5, 2012).

Summary of 13 Vessel Acquisition

As previously announced, Teekay Tankers entered into an agreement to acquire from Teekay Corporation (Teekay) a fleet of 13 double-hull conventional tankers, including seven crude oil tankers and six product tankers, along with related time-charter out contracts, debt facilities and an interest rate swap, for an aggregate price of approximately $455 million. In addition, Teekay will grant Teekay Tankers a right of first refusal on any new conventional tanker opportunities developed by Teekay for a period of three years from the closing date of the transaction, which is expected to be in June 2012. Nine of the 13 vessels to be acquired currently operate under fixed-rate time-charters which, upon completion of the transaction, will increase Teekay Tankers’ fixed-rate coverage from approximately 29 percent to approximately 43 percent for the 12-month period commencing July 1, 2012. Partially as a result of this additional contract coverage, the transaction is expected to be accretive to Teekay Tankers’ Cash Available for Distribution during this period.

(1)	Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs of other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, for the period when these vessels were owned and operated by Teekay.
(2)	Please refer to Appendix B to this release for the calculation of the cash dividend amount.
(3)	As a result of the Company’s issuance of 17.25 million new Class A common stock in February 2012, the dividend payable on approximately 8.2 million of common shares in excess of the 71.0 million weighted average share count for the first quarter 2012, amounting to approximately $1.5 million, will be funded from the Company’s working capital.

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The transaction includes the assumption by Teekay Tankers of outstanding debt of approximately $180 million in term loans and approximately $290 million in available revolving credit facilities, of which approximately $40 million will be undrawn. As a result, upon closing, Teekay Tankers’ total liquidity is expected to increase to approximately $400 million. As partial consideration, Teekay Tankers will issue to Teekay $25 million of new Teekay Tankers Class A common stock at a price of $5.60 per share.

“Our recently announced acquisition of 13 conventional tankers from Teekay Corporation represents a unique opportunity to nearly double our fleet size through a single en bloc acquisition of a modern fleet at an attractive, cyclical low purchase price,” commented Bruce Chan, Teekay Tankers Chief Executive Officer. “In addition to providing a larger and broader platform in the crude tanker segment, the transaction provides an entry point for Teekay Tankers into the attractive product tanker segment.”

“Our first quarter dividend was higher than the previous quarter primarily due to a combination of seasonal factors and increased tonne-mile demand arising from higher OPEC production which contributed to higher spot tanker rates during the first quarter. However, we believe strong tanker supply growth will continue to contribute to spot rate volatility through much of 2012, as the market has demonstrated in recent weeks,” Mr. Chan continued. “We believe that the fixed-rate time-charter contracts associated with nine of the 13 Teekay Corporation vessels to be acquired will provide additional stability to our dividend during this period and is aligned with our outlook for improving spot tanker market fundamentals in 2013.”

Mr. Chan added, “As a result of our post-acquisition liquidity position, we will be in an even stronger financial position to pursue further accretive growth opportunities.”

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Estimated Second Quarter 2012 Dividend

The table below presents the estimated cash dividend per share for the quarter ending June 30, 2012 at various average rates earned by the Company’s spot tanker fleet and reflects the estimated contribution from its existing fixed-rate, time-charter contracts and the effect of scheduled vessel drydockings. These estimates are based on current assumptions, including an assumed closing date of June 15, 2012 for the acquisition of 13 vessels from Teekay, and actual dividends may differ materially from those included in the following table. In addition, the Company’s Aframax and Suezmax spot rates earned during the second quarter of 2012 may not necessarily equal industry averages:

Q2 2012 Dividend Estimate	Suezmax Spot Rate Assumption (TCE per day)
Dividend Per Share (i)	$10,000	$15,000	$20,000	$25,000	$30,000	$35,000	$40,000
Aframax Spot Rate Assumption (TCE per day)
$10,000	0.05	0.07	0.10	0.13	0.15	0.18	0.21
$15,000	0.08	0.10	0.13	0.15	0.18	0.21	0.24
$20,000	0.11	0.13	0.16	0.18	0.21	0.24	0.27
$25,000	0.14	0.16	0.18	0.21	0.24	0.27	0.30
$30,000	0.16	0.19	0.21	0.24	0.27	0.30	0.33
$35,000	0.19	0.22	0.24	0.27	0.30	0.33	0.36

(i)	Estimated dividend per share is based on estimated Cash Available for Distribution, less $0.45 million for scheduled principal payments related to one of the Company’s debt facilities and less a $2.2 million reserve for estimated drydocking costs and $750,000 of transaction costs related to the 13-vessel acquisition from Teekay Corporation. Based on the estimated weighted-average number of shares outstanding for the second quarter of 79.9 million shares.

Tanker Market

Crude tanker rates strengthened during the first quarter of 2012 due to a sharp increase in global oil production, longer voyage distances and seasonal factors. According to the International Energy Agency (IEA), global oil supply increased by 1.2 million barrels per day (mb/d) in the quarter ended March 31, 2012 to reach a record high 90.6 mb/d. This included a 0.9 mb/d increase in Organization of Petroleum Exporting Countries (OPEC) crude oil production to make up for lower production in non-OPEC countries, and to meet demand for crude oil inventory stockpiling in China. The increase in OPEC oil production also contributed to increased tonne-mile demand during the quarter as OPEC countries are generally located at longer voyage distances from main consumption centers in North America, Europe and Asia, compared to non-OPEC oil producing countries. Seasonal factors, including cold weather in the northern hemisphere during February and March and weather delays in the Atlantic, also helped strengthen rates during the first quarter.

The global tanker fleet grew by a net 4.1 million deadweight (mdwt), or 0.9 percent, during the first quarter of 2012 compared to net fleet growth of 9.3 mdwt, or 2.1 percent, for the same period in 2011. The slower rate of fleet growth during the first quarter was due to an increase in tanker scrapping, with 4.7 mdwt of tankers removed compared to 2.7 mdwt for the same period in 2011. A total of 13.3 mdwt was scrapped during the year ended December 31, 2011. A weak spot tanker market, coupled with increasing charterer discrimination against older vessels and relatively high scrap prices, has resulted in tankers being scrapped at a younger age than in the past. In the first quarter of 2012, a total of 22 crude oil tankers with an average age of 21 years were scrapped, including four vessels under 20 years of age, which helped dampen tanker fleet growth in the quarter.

The International Monetary Fund (IMF) recently upgraded its outlook for the global economy in 2012 and 2013, with a forecast of 3.5 percent and 4.1 percent growth, respectively, up from 3.3 percent and 4.0 percent in the previous IMF outlook. Based on the average range of forecasts from the IEA, the Energy Information Agency and OPEC, global oil demand is expected to grow by 0.8 mb/d in 2012. This is expected to translate into increased demand for tankers which, coupled with a slowdown in the rate of fleet growth, could lead to improved tanker fleet utilization in 2013.

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Financial Summary

The Company reported adjusted net income(1) (as detailed in Appendix A to this release) of $3.1 million, or $0.04 per share, for the quarter ended March 31, 2012, compared to adjusted net income of $5.6 million, or $0.10 per share, for the quarter ended March 31, 2011. The reduction in adjusted net income is primarily the result of lower average realized tanker rates for our spot and time-charter Aframax fleets during the first quarter of 2012, compared to the same period in the prior year, which was partially offset by higher average realized tanker rates for our spot and time-charter Suezmax fleets during the first quarter of 2012, compared to the same period in the prior year. Adjusted net income excludes an unrealized gain relating to the changes in fair value of interest rate swaps of $1.1 million, or $0.02 per share, for the quarter ended March 31, 2012. Adjusted net income for the three months ended March 31, 2011 excludes an unrealized gain of $2.0 million, or $0.03 per share, relating to changes in the fair value of interest rate swaps, and a one-time management fee associated with the portion of stock-based compensation grants of the Company’s former Chief Executive Officer of $0.5 million, or $0.01 per share. These adjustments are detailed in Appendix A included in this release. Including these items, the Company reported, on a GAAP basis, net income of $4.1 million, or $0.06 per share, for the quarter ended March 31, 2012, compared to net income of $7.1 million, or $0.12 per share, for the quarter ended March 31, 2011. Net revenues(2) were $31.1 million for the first quarters of 2012 and 2011.

For accounting purposes, the Company is required to recognize the changes in the fair value of its derivative instruments in the statements of income. This method of accounting does not affect the Company’s cash flows or the calculation of Cash Available for Distribution, but results in the recognition of unrealized gains or losses in the statements of income.

(1)	Adjusted net income (loss) is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues represents revenues less voyage expenses. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s website at www.teekaytankers.com for a reconciliation of net revenues to the most directly comparable financial measure under GAAP.

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Operating Results

The following table highlights the operating performance of the Company’s time-charter and spot vessels measured in net voyage revenue per revenue day, or time-charter equivalent (TCE) rates, before related-party pool management fees, related-party commissions and off-hire bunker expenses:

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Time-Charter Fleet
Aframax revenue days	543	571	508
Aframax TCE per revenue day (i)	$17,782	$19,133	$22,639
Suezmax revenue days	273	275	270
Suezmax TCE per revenue day(i)	$27,484	$26,336	$26,836

Spot Fleet
Aframax revenue days	404	428	301
Aframax TCE per revenue day	$12,715	$8,542	$17,182
Suezmax revenue days	272	273	269
Suezmax TCE per revenue day	$25,236	$12,922	$18,870

Total Fleet
Aframax revenue days	947	999	809
Aframax TCE per revenue day(i)	$15,620	$14,595	$20,607
Suezmax revenue days	545	548	539
Suezmax TCE per revenue day(i)	$26,361	$19,656	$22,857

(i)	Excludes profit share amounts relating to certain vessels which are employed on fixed-rate time-charter contracts that include a profit-sharing component.

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Teekay Tankers’ Fleet

The following table summarizes the Company’s fleet as of May 1, 2012, pro forma for the pending 13-vessel acquisition from Teekay, which is expected to be completed in June 2012:

	Owned Vessels	Chartered-in Vessels	Newbuildings	Total
Fixed-rate:
Aframax Tankers	9	—	—	9
Suezmax Tankers	6	—	—	6
MR Product Tankers	3	—	—	3
VLCC Tankers	—	—	1	1

Total Fixed-Rate Fleet	18	—	1	19

Spot-rate:
Aframax Tankers(i)	3	1	—	4
Suezmax Tankers	4	—	—	4
LR2 Product Tankers	3	—	—	3

Total Spot Fleet	10	1	—	11

Total Teekay Tankers Fleet	28	1	1	30

(i)	One Aframax, the Stavanger Bell, is currently time-chartered in on a three-month period to July 2012. Teekay Tankers holds options to extend the time-charter in period of the Stavanger Bell for two additional three month periods.

The fleet list above includes a very large crude carrier (VLCC) newbuilding that Teekay Tankers owns through a 50/50 joint venture it entered into with Wah Kwong Maritime Transport Holdings Limited in October 2010. The newbuilding is scheduled to deliver in April 2013, at which time it will commence a time-charter out to a major Chinese shipping company for a period of five years. The time-charter includes a fixed floor rate, coupled with a profit-sharing component.

In March 2012, the Company redelivered the Sanko Brave Aframax tanker upon expiry of the firm period of its time-charter in contract.

In July 2010, the Company made loans secured by first-priority ship mortgages on two VLCC newbuildings, the income of which the Company believes approximates that of two vessels trading on fixed-rate bareboat charters. Including the income earned from these loans and the time-charter out contracts on nine of the 13 vessels to be acquired from Teekay Corporation, the Company expects to have fixed-rate coverage of approximately 43 percent for the 12 months commencing July 1, 2012, up from 29 percent excluding the effects of the transaction with Teekay.

Liquidity

As of March 31, 2012, the Company had total liquidity of $357.0 million (which consisted of $24.5 million of cash and $332.5 million in an undrawn revolving credit facility), compared to total liquidity of $293.4 million as at December 31, 2011. The Company’s March 31, 2012 total liquidity includes approximately $66 million of net proceeds from the Company’s February 2012 issuance of Class A common stock. Following the closing of the Company’s 13-vessel acquisition from Teekay, Teekay Tankers’ total liquidity is expected to increase by approximately $40 million to approximately $400 million.

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Conference Call

The Company plans to host a conference call on May 17, 2012 at 1:00 p.m. (ET) to discuss its results for the first quarter of 2012. An accompanying investor presentation will be available on Teekay Tankers’ website at www.teekaytankers.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 711-9538 or (416) 640-5925, if outside North America, and quoting conference ID code 6274687.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekaytankers.com (the archive will remain on the Web site for a period of 30 days).

The conference call will be recorded and available until Thursday, May 24, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 6274687.

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About Teekay Tankers

Teekay Tankers currently owns a fleet of nine double-hull Aframax tankers, six double-hull Suezmax tankers, and charters in one additional Aframax tanker, which an affiliate of Teekay Corporation (NYSE: TK) manages through a mix of short- or medium-term fixed-rate time-charter contracts and spot tanker market trading. The Company also owns a VLCC newbuilding through a 50 percent joint venture, which is scheduled to deliver in April 2013. In addition, Teekay Tankers recently entered into an agreement to acquire a fleet of 13 crude oil and product tankers from Teekay Corporation, which is expected to be completed in the second quarter of 2012. Teekay Tankers Ltd. was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business. Since inception, Teekay Tankers has distributed on a quarterly basis all of its Cash Available for Distribution, less reserves established by its board of directors.

Teekay Tankers’ common stock trades on the New York Stock Exchange under the symbol “TNK”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 844-6654

Web site: www.teekaytankers.com

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share data)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
	(unaudited)	(unaudited)	(unaudited)
Time-charter revenues	17,509	18,600	19,125
Net pool revenues	11,504	6,670	9,862
Interest income from investment in term loans	2,863	2,861	2,757

REVENUES	31,876	28,131	31,744

OPERATING EXPENSES
Voyage expenses	779	809	610
Vessel operating expenses	10,570	10,694	9,602
Time-charter hire expense	1,661	2,436	—
Depreciation and amortization	10,738	10,811	10,784
General and administrative	2,086	1,882	2,669

	25,834	26,632	23,665

Income from operations	6,042	1,499	8,079

OTHER ITEMS
Interest expense	(1,239)	(1,229)	(1,175)
Interest income	8	5	29
Realized and unrealized (loss) gain on derivative instruments (1)	(338)	(807)	453
Other (expenses) income	(336)	67	(295)

	(1,905)	(1,964)	(988)

Net income (loss)	4,137	(465)	7,091

Earnings (loss) per share (2)
- Basic and diluted	0.06	(0.01)	0.12
Weighted-average number of Class A common shares outstanding
- Basic and diluted	58,475,645	49,376,744	44,890,411
Weighted-average number of Class B common shares outstanding
- Basic and diluted	12,500,000	12,500,000	12,500,000
Weighted-average number of total common shares outstanding
- Basic and diluted	70,975,645	61,876,744	57,390,411

(1)	Includes realized losses relating to interest rate swaps of $1.4 million, $1.5 million and $1.5 million for the three months ended March 31, 2012, December 31, 2011 and March 31, 2011, respectively.
(2)	Earnings (loss) per share is determined by dividing (a) net income (loss) of the Company by (b) the weighted-average number of shares outstanding during the applicable period.

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	March 31, 2012	December 31, 2011
	(unaudited)	(unaudited)
ASSETS
Cash	24,478	15,859
Pool receivable from related parties	6,049	2,664
Interest receivable	1,639	1,754
Other current assets	4,926	3,860
Due from affiliates	17,365	12,610
Vessels and equipment	706,328	716,567
Investment in term loans	117,091	116,844
Investment in joint venture	492	114
Loan to joint venture	9,830	9,830
Other non-current assets	1,717	1,824

Total assets	889,915	881,926

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	9,655	9,358
Current portion of long-term debt	1,800	1,800
Current portion of derivative instruments	4,225	4,027
Other current liabilities	2,813	1,892
Due to affiliates	6,520	4,999
Long-term debt	291,650	347,100
Other long-term liabilities	22,463	23,379
Equity	550,789	489,371

Total liabilities and equity	889,915	881,926

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TEEKAY TANKERS LTD.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net operating cash flow	7,637	17,971

FINANCING ACTIVITIES
Repayments of long-term debt	(450)	(450)
Prepayments of long-term debt	(55,000)	(103,000)
Debt financing cost	(350)	—
Proceeds from issuance of Class A common stock	69,000	112,054
Share issuance cost	(3,015)	(4,817)
Cash dividends paid	(8,704)	(13,613)

Net financing cash flow	1,481	(9,826)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(499)	(327)

Net investing cash flow	(499)	(327)

Increase in cash and cash equivalents	8,619	7,818
Cash and cash equivalents, beginning of the period	15,859	12,450

Cash and cash equivalents, end of the period	24,478	20,268

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TEEKAY TANKERS LTD.

APPENDIX A — SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars, except per share amounts)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income attributable to the shareholders of Teekay Tankers Ltd., a non-GAAP financial measure, to net income as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income attributable to the shareholders of Teekay Tankers Ltd. is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2012		March 31, 2011
	(unaudited)		(unaudited)
	$	$ Per Share	$	$ Per Share
Net income—GAAP basis	4,137		7,091

Net income attributable to shareholders of Teekay Tankers	4,137	$0.06	7,091	$0.12

(Subtract) add specific items affecting net income:
Unrealized gain on interest rate swaps (1)	(1,050)	$(0.02)	(1,962)	$(0.03)
Other (2)	—	—	478	$0.01

Total adjustments	(1,050)	$(0.02)	(1,484)	$(0.02)

Adjusted net income	3,087	$0.04	5,607	$0.10

(1)	Reflects the unrealized gain or loss due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(2)	Amount for the three months ended March 31, 2011 relates to a one-time management fee associated with the portion of stock-based compensation grants of the Company’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY TANKERS LTD.

APPENDIX B — CASH DIVIDEND CALCULATION

(in thousands of U.S. dollars, except per share data)

Cash Available for Distribution

The Company has adopted a dividend policy to pay a variable quarterly dividend equal to its Cash Available for Distribution, subject to any reserves its board of directors may from time to time determine are required for the prudent conduct of its business. Cash Available for Distribution represents net income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation for the period when these vessels were owned and operated by Teekay Corporation.

Three Months Ended
March 31, 2012
(unaudited)
Net income for the period	4,137

Add:
Depreciation and amortization	10,738
Amortization of debt issuance costs	155

Less:
Unrealized gain on interest rate swaps	(1,050)
Non-cash accrual of repayment premium on term loans	(295)
Amortization of in-process revenue contract	(69)

Cash Available for Distribution before Reserves	13,616

Less:
Reserve for scheduled dry-dockings and other capital expenditures	(2,000)
Reserve for debt principal repayment	(450)

Cash Available for Distribution after Reserves	11,166

Weighted average number of common shares outstanding for the quarter ended March 31, 2012	70,975,645

Cash dividend per share (rounded)	$0.16

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Company’s anticipated acquisition of 13 conventional crude oil and product tankers from Teekay Corporation, including the purchase price, timing and certainty of completing the transaction and the effect of the transaction on the Company’s business, Cash Available for Distribution, dividend, liquidity, and fixed cover for the 12-month period commencing July 1, 2012; opportunities in the product tanker segment; tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; anticipated tanker fleet utilization; the Company’s financial position and ability to acquire additional assets; estimated dividends per share for the quarter ending June 30, 2012 based on various spot tanker rates earned by the Company; anticipated dry-docking costs; the Company’s ability to generate surplus cash flow and pay dividends; and potential vessel acquisitions, and their effect on the Company’s future Cash Available for Distribution. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: failure to satisfy the closing conditions or obtain the necessary third party consents for the Company’s anticipated 13-vessel acquisition from Teekay Corporation or unexpected results from the technical inspection of those vessels that would result in a change to the transaction purchase price; changes in the production of or demand for oil; changes in trading patterns significantly affecting overall vessel tonnage requirements; lower than expected level of tanker scrapping; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of short- or medium-term contracts and inability of the Company to renew or replace short- or medium-term contracts; changes in interest rates and the capital markets; future issuances of the Company’s common stock; the ability of the owner of the two VLCC newbuildings securing the two first-priority ship mortgage loans to continue to meet its payment obligations; increases in the Company’s expenses, including any dry-docking expenses and associated off-hire days; the ability of Teekay Tankers’ Board of directors to establish cash reserves for the prudent conduct of Teekay Tankers’ business or otherwise; failure of Teekay Tankers Board of Directors and its Conflicts Committee to accept future acquisitions of vessels that may be offered by Teekay Corporation or third parties; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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